ARAX HOLDINGS CORP.

Vladimir Leonov
President, Treasurer and Secretary
Arax Holdings Corp.
Salvador Diaz Miron 87, Colonia
Santa Maria La Ribera, Mexico 06400

March 21, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Arax Holdings Corporation
    Registration Statement on Form S-1
    Filed January 8, 2013
    File No. 333-1895928

Dear: Susan Block

In response to your letter dated March 7, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

1. We note your response to our prior comment 3 and reissue. It appears that you may be a shell company. Please revise to disclose your status as a shell company or provide us with an analysis as to why you believe you are not a shell company under Rule 405 of the Securities Act. In this regard, we note your disclosure on page 5 that you currently have "minimal business operations."

Response: The disclosure has been revised to indicate that the Company is a development stage company with nominal operations and assets and as a result is considered a shell company under Rule 405 of the Securities Act.

RISK FACTORS, PAGE 3

2. We note your response to our prior comment 13 that you believe that the rising commodity prices will not affect the amount of profit you plan on making per each hot dog sold because you plan to raise the price per hot dog if your costs increase. Please add a risk factor that addresses the potential reduction of sales if you raise the price of your hot dogs.

Response: We have added the risk factor revised that addresses the potential reduction of sales if we raise the price of our hot dogs.
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WE ARE SOLELY DEPENDENT UPON THE FUNDS, PAGE 6

3. We note your revised disclosure in the last sentence of this risk factor that you "have not taken any steps to seek additional funding." Please revise to remove the disclosure that "as of the date of this prospectus, [you] have taken any steps to seek additional financing" in the third to the last sentence of this risk factor.

Response:  We have revised and remove the disclosure.

BECAUSE OUR PRINCIPAL ASSETS WILL BE LOCATED IN MEXICO, PAGE 8

4. We note your response to our prior comment 17. Please revise to clarify where Vladimir Leonov lives.

Response:  We have revised our document to comply with this comment.

BECAUSE WE DO NOT HAVE AN ESCROW OR TRUST ACCOUNT FOR YOUR SUBSCRIPTION, PAGE 9

5. We note your revised disclosure on page 9 that "all subscriptions in this offering will be available for our immediate use." Please revise to clarify that you will not be returning subscriptions regardless of how many shares are sold in this offering.

Response:  We have revised our document to comply with this comment.

WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING AND COMPLIANCE, PAGE
10

6. We note your revised disclosure on page 10 in response to our prior comment
22. Please revise to clarify that management will be required to provide an annual report on your internal controls over financial reporting regardless of your status as an emerging growth company.

Response:  We have revised our document to comply with this comment.

USE OF PROCEEDS, PAGE 11

7. We note your response to our prior comment 23. Please revise your disclosure to clarify that the verbal agreement is not binding and that there is no guarantee that you will receive such loans or advise. In this regard, we note your disclosure on page 15 that there is no guarantee that you will receive loans from your director. Please revise throughout, when discussing the possible loans from your director, that there is no guarantee that you will receive such loans.

Response:  We have revised our document to comply with this comment.

8. We note that you have not included the cost of this offering in your Use of Proceeds. Please revise or advise.

Response:  We have revised our document to comply with this comment.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 13

12 MONTH PLAN OF OPERATION, PAGE 15

9. We note your disclosure that your sources of cash will be mainly the proceeds from this offering and loans from your "directors." Please revise the second paragraph of this section to clarify that you have a sole director.

Response: We have revised our document to comply with this comment.

10. In regards to the time frame discussion, please revise the time frames for months 8 - 10 to correct the apparent typographical error with the word "expanses."

Response:  We have revised our document to comply with this comment.

OBTAIN MUNICIPAL VENDOR PERMITS, PAGE 15

11. Please revise to clarify that you only intend to "spread to the nearest cities" after you have completed your twelve month plan of operations and if profitable. In this regard, we note your response to our prior comment 28 on page 7 of your response letter dated February 15, 2013.

Response:  We have revised our document to comply with this comment.

PROMOTING OUR HOT DOG STANDS, PAGE 16

12. Your disclosure that you are planning to distribute 15,000 door hangers per month seems to contradict your table on page 16 that indicates that you plan on sending 2,000 door hangers per month. Please revise for consistency. Similarly, please revise your disclosure for consistency regarding the number of door hangers you intend to distribute per month in the table on page 17 with your disclosure in the paragraph below the table and on page 19.

Response:  We have revised our document to comply with this comment.

13. We note your disclosure on page 21 that you plan to open 5 to 15 hot dog stands per city. This disclosure appears to be inconsistent with your disclosure on page 19, which states that if you raise the maximum amount of proceeds in this offering you will operate 30 hot dog stands, and your response to our prior comment 28 in your response letter dated February 15, 2013, which states that you do not intend to expand to other cities until you have completed your twelve month plan of operations. Please revise for consistency here and on page 24.

Response:  We have revised our document to comply with this comment.

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DESCRIPTION OF BUSINESS, PAGE 24

14. In this first paragraph in this section, please balance the disclosure by indicating there is no guarantee you are going to be able to expand your hot dog stands and locations.

Response:  We have revised our document to comply with this comment.

15. Please revise to clarify what you mean by the "cost of the related hot dog products are low" by describing such "related hot dog products" and by explaining what you mean by your disclosure that the cost of such items are "low." In addition, please revise to state as a belief.

Response:  We have revised our document to comply with this comment.

MARKETING/LOCATIONS, PAGE 25

16. We note your disclosure in response to our prior comment 43 that you will be required to obtain agreements with the owners of certain locations in order to operate your stands. Please revise to disclose, if possible, the estimated cost of operating your stands in these locations, and, if necessary, please revise you use of proceeds section and your plan of operations section.

Response:  We have revised our document to comply with this comment.

PRODUCT DESCRIPTION, PAGE 25

17. The description of the Broil-O-Dog hot dog broiler currently reads like an advertisement for the broiler. Please revise to describe the broiler as you plan to use it and how you believe it will function. Either state as your belief such statements as the products will be cooked in uniform color or substantiate this statement to us. Other examples include "better visibility" and "special glass."

Response:  We have revised our document to comply with this comment.

18. Please revise your disclosure regarding the "Cradle Broil-O-Dog" to discuss the estimated cooking time for hot dogs.

Response:  We have revised our document to comply with this comment.

19. Please revise to expand you discussion of your hot dog stands by disclosing how large each stand is and how you intend to move each stand to various locations.

Response:  We have revised our document to comply with this comment.

20. We note that your disclosure on page 26 that each hot dog machine is $1,200. This appears inconsistent with your disclosure on page 15 that each hot dog machine in $980. Please revise for consistency.

Response:  We have revised our document to comply with this comment.

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21. We note your revised disclosure on page 26 in response to our prior comment
47. Please revise to clarify what you mean by "regular" store. In addition, please tell us the basis for your disclosure regarding the cost of hot dogs in such stores and the sales prices offered by other hot dog vendors in Mexico.

Response:  We have revised our document to comply with this comment.

DESCRIPTION OF SECURITIES, PAGE 33

COMMON STOCK, PAGE 33

22. We note that you refer prospective investors to the "applicable statutes of the State of Nevada." Please provide a brief description the applicable statutes necessary to an understanding of the material rights and liabilities of holders of your securities to which you refer or advise.

Response: We have revised the disclosure to delete reference to the Nevada statutes.

UNDERTAKINGS, PAGE II-2

23. We note your response to our prior comment 51 and reissue in part. Please revise to include the undertaking in paragraph 4 on page II-3 so that it appears exactly as it appears in Item 512(a) of Regulation S-K. In addition, please revise page II-3 to include the undertaking exactly as it appears in Item 512(h).

Response: We have revised the disclosure to include the undertakings exactly as they appear in Item 512(a) and (h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Vladimir Leonov Arax Holdings Corp. March 7, 2013 Page 5

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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     *    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Sincerely,


/s/ Vladimir Leonov
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Vladimir Leonov
President

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